Recommended Acquisition of Abcam by Danaher October 2023 Exhibit 99.2

Forward-looking statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Danaher Corporation (“Danaher”)’s and Abcam plc (“Abcam”)’s ability to complete the acquisition of Abcam by Danaher (the “Transaction”) on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Danaher and Abcam, including those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the U.S. Securities and Exchange Commission (“SEC” and available at the SEC’s website at www.sec.gov). Moreover, other risks and uncertainties of which Abcam are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for the Company are available in the Investor Relations section of the Company’s website at https://corporate.abcam.com/investors/. The forward-looking statements made in this document are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Abcam on its website or otherwise. Abcam does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law. Important Additional Information and Where to Find It Abcam has furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K and mailed or otherwise provided to its shareholders a circular containing information on the Scheme vote regarding the Transaction (the ‘Scheme Circular’). This document is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Abcam with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the UK Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://corporate.abcam.com/investors/) or by writing to the Company, at 152 Grove Street, Building 1100 Waltham, MA 02453, United States of America. Neither this document nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this document or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations. This document has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States. No Offer or Solicitation This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Transaction will be implemented solely pursuant to the Scheme, subject to the terms and conditions of the definitive transaction agreement, which contains the terms and conditions of the Transaction. Non-IFRS Measures This document contains certain financial measures that are not presented in accordance with the International Financial Reporting Standards (“IFRS”), including, but not limited to, adjusted EBITDA. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing Abcam’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit for the year, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. Abcam’s presentation of these measures may not be comparable to similarly titled measures used by other companies. Third party data Unless otherwise indicated, information contained in this document concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Some information contained herein has been obtained from other third-party sources and has not been independently verified by Abcam. While Abcam believes that its internal assumptions are reasonable, the sources relied on may be based on a small sample size and may fail to accurately reflect market opportunities. Moreover, no independent source has verified such assumptions, and Abcam did not commission any of the market and industry data presented herein. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Abcam or the proposed offering. 2

Executive Summary 3 Compelling Valuation Achieved for Shareholders Danaher’s acquisition of Abcam provides substantial value for shareholders following a robust strategic review process Meaningful premia of 39% to the undisturbed share price (1), 48% to the undisturbed 30 trading day VWAP (2), and 34% to the undisturbed 52-week high closing price (3) Transaction multiple in excess of ~32x LTM EBITDA (4) (5) is a significant premium to comparable transactions, demonstrating external validation of Abcam’s successful transformation The $24.00 per share offer is in excess of Lazard's fairness opinion Discounted Cash Flow Analysis Range of $18.55 to $23.90 per share and near the center of Morgan Stanley's fairness opinion Discounted Cash Flow Analysis Range of $19.15 to $30.00 per share (6) – these analyses were conducted based on Management’s forecast and growth expectations Danaher's final offer price is above the high-end of the implied per share value of Abcam's equity in 7 of 8 different valuation analyses conducted by Morgan Stanley and Lazard On closing, the transaction will deliver significant, certain, and immediate shareholder value through cash consideration, while yielding an excellent outcome for employees and customers The Board took into consideration the risks of achieving management’s projections, especially in light of the challenging macro economic conditions and the headwinds facing the Life Science Tools industry, which makes the certainty of the cash consideration, plus the materiality of the premium, even more compelling Jonathan Milner’s prejudged opinion and actions threaten a compelling deal, could present prolonged uncertainty for Abcam, and will likely destroy shareholder value Jonathan Milner has provided no consistent reason for his objections about the transaction and no data that supports his conclusions, nor did he wait to review information in the circular, which reveals substantial details on how the market currently values Abcam He has never acknowledged the industry or economic headwinds crucial to understanding and operating the business and his oversight may represent material risk to shareholders Jonathan Milner has been seeking effective control of Abcam since May 2023, when he launched a hastily constructed campaign to become Executive Chairman While an accomplished scientist and small company entrepreneur, Jonathan Milner lacks the required skills and strategic plan to lead a Company with the scale of Abcam’s current operations; his arguments continue to change as he pivots once he is proven wrong by the facts or seemingly loses traction with shareholders Building on his first campaign, Jonathan Milner’s latest actions reflect a founder seeking justification to regain control of Abcam without a premium at the expense of Abcam’s shareholders Jonathan Milner previously rejected Abcam’s offer of joining as a Non-Executive Director, highlighting that his focus is aligned with his own interests and not the interests of shareholders Jonathan Milner is attempting to take control of Abcam as CEO and simultaneously escape oversight via a handpicked “shadow board”, without detailing the new plan he’s seeking to deploy He has promised to review various items post-appointment, and only then formulate a plan – an alarming sign for shareholders, underscoring how far-removed from Abcam Jonathan Milner has become, after having not been operationally involved in Abcam for nearly a decade and having never overseen Abcam’s operations at its current scale Jonathan Milner did not submit an offer for the Company (or indicate a willingness to purchase), highlighting his lack of conviction and determined motive to side-step a fair market process Jonathan Milner’s Campaign is Unnecessary, Prejudged, and Not in the Best Interest of Shareholders Optimal Outcome for all Abcam Stakeholders Danaher has affirmed its commitment to the U.K. and maintaining Abcam’s current geographic presence and Cambridge, U.K. headquarters Danaher already has a significant presence in the U.K., with 5,500 associates currently employed in the country Danaher’s commitment to expanding its U.K. operations and maintaining Abcam’s Cambridge presence ensures an optimal outcome for employees and other U.K. stakeholders Throughout the process, Danaher’s commitment to the transaction showed a sincere interest in Abcam’s employees, customers, and the scientific community After the acquisition, Abcam will continue as a standalone operating company and brand within Danaher’s Life Sciences segment Thorough and Competitive Process Overseen by a Board with Extensive Transactional, Financial and Industry Expertise Transaction is the result of a strong, competitive, and fair sales process with multiple competing bidders Exhaustive 10-week process, including engagement with over 30 potential counterparties, including 21 corporates and 12 sponsors across the U.S., Europe, and Asia All interested parties were given full and fair consideration and equal information at each stage of the process; no parties were excluded based on anti-trust concerns (only on value grounds) Abcam received multiple bids to acquire the Company, rejected bids it deemed inadequate, and successfully structured a competitive process that induced an offer increase Abcam’s Directors have remained focused and are unwavering in their commitment to facilitating a productive process that prioritizes shareholders’ best interests Experienced Board with significant M&A and healthcare industry expertise is well-equipped to provide robust oversight of the transaction Meaningful Board engagement throughout the strategic review, with 5 full Board meetings and 6 dedicated Strategic Review sub-committee meetings during the process Leading analysts are supportive of the transaction when considering the thoroughness of the strategic review process, as well as the material standalone execution risk Sources: Capital IQ as of 22 September 2023, Company information Notes: Undisturbed closing price of $17.23 as of 16 May 2023, 1 day before Jonathan Milner announced his intention to call an EGM of Abcam. Volume Weighted Average Price of $16.21 for the 30 trading day period to 16 May 2023. 52-week closing price high of $17.90 before 16 May 2023. Aggregate Value / Adjusted LTM EBITDA multiple as of Last Twelve Months “LTM” as of 30 September 2023; calculated using the pro-rated 2022A and 2023E Adjusted EBITDA figures disclosed in the publicly filed Scheme Circular. Adj. EBITDA excluding share-based compensation calculated under IFRS. Range values rounded to the nearest $0.05 per share; see Scheme Circular for additional detail.

June 28: Jonathan Milner withdrew EGM requisition notice I Transaction Represents 39% Premium to Undisturbed Price 4 $ ($MM unless otherwise stated) Share Price ($) 17.55 LTM Performance 14.3% 52W Low / High ($) 12.48 / 18.07 SP % 52W Low / High ($) 141% / 97% Market Cap. 4,023 Net Debt / (Cash) 169 AV 4,189 AV/EBITDA CY2023 CY 2024 AV/EBITDA 22.7x 20.0x Share Price Performance Current Share Price ($) 17.55 LTM Performance 14.3% YTD Performance 12.8% Oct-20TD Performance 0.3% 52W Low / High ($) 12.48 / 18.07 SP % 52W Low / High ($) 141% / 97% Valuation ($MM) FDSO 229.2 Market Cap. 4,023 Net Debt / (Cash) 169 AV 4,189 Multiples: CY2023 CY2024 AV/Revenue 7.9x 6.9x AV/EBITDA 22.7x 20.0x A C D E H J $17.23 Volume (MM) June 23: Abcam announced review of strategic alternatives after extensive discussions with shareholders H May 23: Abcam announced incremental cost refinement actions expected to result in stable annualized run rate opex E June 16: Abcam announced receiving strategic inquiries from multiple parties G May 17: Jonathan Milner publicly announced his intention to call an EGM to replace the Chairman of the Board with himself as Executive Chairman D May 01: Co-founder and ex-CEO Jonathan Milner filed a Schedule 13D C March 20: Abcam released FY22 results – consistent with prev. trading update – and provided 2023-24 guidance with ambitious operating margin (30%) A Undisturbed share price as of May 16 +39% premium to the undisturbed share price (1) +34% premium to the undisturbed 52-week high closing price (3) I August 28: Announced that Danaher to acquire Abcam for $24.00 per Share J G +48% premium to the undisturbed 30 trading day VWAP (2) $24.00 Danaher’s Offer as of Aug 28 April 13: Abcam released a preliminary trading update for Q1’23 B June 10: Activist investor Starboard Value reported in the media as taking a 2% stake in Abcam F B F Sources: Capital IQ as of 22 September 2023, Company information Notes: Undisturbed closing price of $17.23 as of 16 May 2023, 1 day before Jonathan Milner announced his intention to call an EGM of Abcam. Volume Weighted Average Price of $16.21 for the 30 trading day period to 16 May 2023. 52-week closing price high on 8 May of $17.90 before 16 May 2023. Following the launch of the strategic review, Abcam’s share price traded in-line with the value of Danaher’s offer suggesting that the market expected Abcam to achieve an acquisition price near $24.00 per share DHR Offer Price ($24.00) Undisturbed 30 trading day VWAP ($16.21) (2) Stock price speculation caused by entry of Starboard Value and Strategic Inquiries announcement by Company

Notes: 5 Aggregate Value / LTM EBITDA ~32x LTM EBITDA Represents a Meaningful Premium to Recent Life Science Reagent Transactions Notwithstanding the Market Backdrop Transaction Value and LTM EBITDA in $MM Date: Acquiror / Target: Aggregate Value ($MM): Median: 25.1x (3) Sources: Public Filings, Company Presentations, Capital IQ as of 22 September 2023 Notes: Aggregate Value / Adjusted LTM EBITDA multiple as of Last Twelve Months “LTM” as of 30 September 2023; calculated using the pro-rated 2022A and 2023E Adjusted EBITDA figures disclosed in the publicly filed Scheme Circular. Adj. EBITDA excluding share-based compensation calculated under IFRS. Overall median excludes Danaher / Abcam transaction. (1)(2) March 2018-to-Date Relevant Comparable Transactions Cash / Stock: Supported by systematic execution of five-year management plan

Investor Presentation | October 2023

abcam

Premium Valuation Achieved Despite Challenging Market And Macro Dynamics, Eliminating Material Standalone Execution and Deal Break Risk

While Abcam had outperformed peers, high growth Life Sciences Tools (LST) valuations have been impacted by increasing cost of capital since early 2022, while macro headwinds provide increased uncertainty across the LST sector

Share Price Development


16 May 2023 (2)
$24
22
20
18
16
14
12
10
6%
5%
4%
3%
2%
1%
0%
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
May-23
Jul-23
Sep-23
Potential Standalone Execution and Deal Break Risk
Abcam
High Growth LST Companies (1)
Fed Funds Rate

% Return	abcam	High-Growth LST
3 January 2022 to 16 May 2023 [2]	*(28%)*	*(42%)*

LST Sector Headwinds

Constrained Biotech Capital Markets Environment

China Geopolitical Tensions

US Government Funding Uncertainty

Significant Potential for Execution Risk as a Standalone Company Makes the Certainty of Danaher's Offer More Compelling

Sources: FactSet as of 28 September 2023

Notes:

1. Includes LST companies with expected double digit '23E-'25E revenue CAGR (Bio-Techne, Maravai, Repligen, Sartorius); Rebased to Abcam closing price as of 3 January 2022; Index weighted by market capitalization.
2. Undisturbed closing price of $17.23 as of 16 May 2023, 1 day before Jonathan Milner announced his intention to call an EGM of Abcam.

6

The Transaction Is the Result of a Rigorous and Competitive Sale Process Having listened to shareholder feedback, the Board facilitated a robust sale process led by Morgan Stanley and Lazard Public Solicitation The highly public nature of the situation resulted in numerous inbound inquiries from potential counterparties expressing interest On 1 May 2023, Jonathan Milner notified the SEC in a Schedule 13D filing of his intention to become more actively involved in the affairs of Abcam On 17 May 2023, Bloomberg released a press story stating that Jonathan Milner was taking steps to call a general meeting of the Company to seek to approve his appointment as Executive Chairman and to remove Peter Allen as Non-Executive Chairman of the Company as well as Michael Baldock, CFO and Sally Crawford, Director and Chairman of the Remuneration Committee. Abcam received strategic inquiries from multiple parties over several weeks. During this time, members of the Board and management met with most of our large shareholders who encouraged a strategic review of the Company On 23 June 2023, Abcam announced process to explore strategic alternatives for the Company and retained Morgan Stanley and Lazard as financial advisers and Latham & Watkins as a legal adviser All interested counterparties were offered a one-hour video conference Q&A session with the CEO, CFO and other representatives of Abcam based on non-confidential information 10 potential buyers opted to hold such video conferences Exhaustive 10-week sale process involving extensive discussions and negotiations with potential interested counterparties in order to deliver Abcam’s shareholders the best possible price and terms No party that had otherwise expressed interest in acquiring Abcam was excluded from the process based on anti-trust concerns (only on value grounds) Transaction agreement rigorously negotiated and structured to permit any interested counterparty to pursue a transaction more favorable to Abcam shareholders, with a relatively low termination fee of £45MM Prior to shareholder approval of the transaction, any third party is permitted to put forward a “superior proposal” and Abcam is permitted to engage in negotiations or discussions with such third party Outreach to all likely acquirers began 20 June 2023 and included all counterparties that expressed unsolicited interest in Abcam 33 counterparties engaged across United States, Europe and Asia. Counterparties contacted based on relevant sector expertise and financial capability to accomplish a transaction of this size 21 strategic and 12 sponsor counterparties were contacted The structure of the process validates the assertion that the future value of the standalone Company is not higher than the $24 all cash offer. The broad outreach and highly public nature of the situation applied upward pressure to offers, ensuring competitive pricing reflective of the future value of the Company 4 first round bids were received, and the 2 highest bids were advanced to the next round of the sale process. At no point in the process did Jonathan Milner make an offer. The advanced counterparties executed an NDA and were granted access to a virtual data room 2 ‘best and final’ bids received; as a result of the Board’s negotiation with Danaher, Danaher increased their bid twice, resulting in an aggregate increase of $3.50 from $20.50 to $24.00 Exclusive discussions were entered into with the highest and most competitive offer from a financial and legal perspective Competitive Process Thorough Outreach Rigorous Process Full detail on the background to the transaction and the process which was run is included in the Scheme Circular 7

Investor Presentation | October 2023

abcam

Reasons for the Board's Unanimous Recommendation of the Offer

Abcam's Board concluded that the transaction is fair and reasonable and likely to promote the success of Abcam for the benefit of its shareholders, customers, employees and other stakeholders

1	Acquisition Price	• Acquisition price implies a multiple in excess of ~32x LTM Adj. EBITDA [(1)] and represents a significant premium of 39% to the undisturbed share price [(2)], 48% to the undisturbed 30 trading day VWAP [(3)], and 34% to the undisturbed 52-week high closing price [(4)]
2	Certainty of Value	• Form of consideration payable to Abcam shareholders will be cash, providing Abcam shareholders with a high level of certainty of value and immediate liquidity on closing
3	No Financing Condition	• Danaher has sufficient cash resources to pay the amounts required to be paid under the transaction agreement • No third-party financing required and no financing conditions
4	Competitive Process	• Rigorous, competitive sale process over 10 weeks engaging with 33 potential buyers including 21 strategic parties • Danaher's offer price of $24.00 per share was the highest received during that sale process
5	Reputation of Danaher	• Danaher commands global commercial capabilities as well as extensive experience and resources • Intention to retain UK HQ and operate Abcam as standalone company and brand benefits employees, customers and other stakeholders
6	Industry and Economy	• Attractiveness of immediate liquidity on closing considering current state of the economy and stage of the life sciences industry cycle, financing markets, uncertainty in pricing and uncertainty surrounding forecasted economic conditions
7	Thoroughness of Strategic Review Process	• Abcam's Board considered strategic alternatives to the transaction, including continued standalone operations and potential considerable disruption to Abcam's business and operations likely to result from shareholder activism
8	Likelihood of Completion	• High likelihood of completion given no expected regulatory impediments and no financing conditions, reducing the amount of time in which Abcam's business would be subject to potential disruption and uncertainty
9	Attractive Terms	• Attractiveness of agreement including the right of Abcam to, under certain circumstances and subject to customary conditions, engage in discussions with third parties regarding an alternative transaction, to withdraw or modify its recommendation or terminate the agreement

Sources: Capital IQ as of 22 September 2023, Company information

Notes:

1. Aggregate Value / Adjusted LTM EBITDA multiple as of Last Twelve Months "LTM" as of 30 September 2023; calculated using the pro-rated 2022A and 2023E Adjusted EBITDA figures disclosed in the publicly filed Scheme Circular.
2. Undisturbed closing price of $17.23 as of 16 May 2023, 1 day before Jonathan Milner announced his intention to call an EGM of Abcam.
3. Volume Weighted Average Price of $16.21 for the 30 trading day period to 16 May 2023.
4. 52-week closing price high of $17.90 before 16 May 2023.

8

Investor Presentation | October 2023

abcam

Leading Analysts are Supportive of the Transaction

*"The deal represents a ~10x 2024 EV/Rev multiple and ~32x 2024 EV/EBITDA multiple, which **we believe is reasonable for an asset in this high-growth/high margin market.**"*

J.P.Morgan

28 August 2023

*"**It is not clear what, if any, alternative to this deal would be** – as ABCM has gone through a formal strategic process and engaged with multiple bidders. **If the deal were to break** (and Dr. Milner were to gain board membership via his EGM), **the company would likely have to continue on a go-alone basis, with significant board [...], all while facing uncertain end-market conditions.**"*

---

*"**Given lengthy process, we believe deal approval likely:** ABCM engaged in a lengthy and thorough review process, and as elaborated above, it appears unlikely that an offer above $24 / share could be obtained in the short-term. The alternative now - continuing as a standalone company, likely with Mr. Milner at the helm - **would have Abcam facing Life Science Tools end-markets that are currently very choppy and uncertain.** "*

BofA SECURITIES

28 August and 10 October 2023

*"**We believe that Danaher's offer was the highest bid and don't believe a superior bid is likely given the strategic review** (>30 potential counterparties and >20 potential strategic acquirers) and Danaher's cost of capital advantage over potential competing suitors."*

*"**Our framework for a no-deal / deal-break scenario assumed ABCM stock reverts to its unaffected trading multiple of 17x on average in 2023 prior to May**, which implies $18-19 at the time [...]. Some shareholders **suggest $16-17 as a floor, which is in line with levels immediately prior to the commencement of Jonathan Milner's campaign.**"*

---

*The Scheme Circular Abcam filed this morning **strengthens the strategic and financial merits of Danaher's proposed acquisition** and increases the possibility of securing the required votes for deal's closure, in our view.*

*Feedback from both Danaher and Abcam investors generally support the deal; and, **our independent analysis highlighted 1) material execution risk under Abcam stand-alon[e] scenarios; and / or 2) material downside risk to Abcam equity if the deal breaks.***

Deutsche Bank

8 September and 6 October 2023

9

Investor Presentation | October 2023

abcam

Regularly Refreshed, Independent, Diverse and Highly Experienced Board

Key Boards Statistics

44% of the Board has been added since 2021

100% of the Board has M&A expertise

75% of new directors have investment expertise

96.4% average (re)-election vote support at the 2023 AGM

100% attendance rate in 2022 [1]

Ongoing effort to maintain open & constructive shareholder dialogue, with Board level outreach

Board's Thorough Oversight of the Transaction

Abcam's Board is a healthy mix of thoughtful, diverse, engaged, experienced and independent members – accordingly, the Board facilitated a robust sale process guided by good governance practices to maximize value for shareholders, consistent with fiduciary duties

- *Abcam's Board exhibits **strong knowledge of M&A** and **private equity**, as well as extensive **C-suite level leadership experience** (especially as CFO), enabling strong oversight of the transaction*
  - ***Over half** of Board members have held **executive C-suite roles in public companies** while **~45%** of the Board has gained a valuable **investor perspective** through **high-level positions in investment funds***



Peter Allen
Independent Chairman
30+ years at leading life science companies (incl. multiple Chairman, CEO, and CFO roles at Clinigen, Celltech, and others)



Alan Hirzel
CEO
Fmr. Partner at Bain & Company; Fmr. Life Sciences Researcher and Manufacturing Leader at Kraft General Foods



Michael S. Baldock
CFO
Fmr. Head of Global Healthcare team and Investment Banking Americas at HSBC; Senior roles at Lazard, SG Warburg (now UBS)



Giles Kerr
Senior Independent Director
Fmr. CFO and Director of Amersham; Fmr. National Partner at Arthur Andersen



Mara Aspinall
Independent Director
Partner at Illumina Ventures; Professor of Practice at Arizona State University; Former CEO of Roche Tissue Diagnostics



Mark Capone
Independent Director
CEO of Precision Medicine Advisors; Fmr. CEO & President of Myriad Genetics



Bessie Lee
Independent Director
CEO of Greater China JLL; Founder of VC fund and start-up incubator Withinlink



Sally Crawford
Independent Director
Lead Independent Director at Hologic; Fmr. COO of Healthsource



Luba Greenwood
Independent Director
CEO at Kojin Therapeutics; Managing Partner of Dana Farber Cancer Institute Venture Fund

Sources: Public Filings, Company Presentations
Note:
1. Excluding Luba Greenwood who joined on 12 September 2022.

10

Abcam’s Directors had the Right Expertise to Oversee Strategic Review and Ensure Fair Process 11 Notes: Date of appointment to the Board Excluding Luba Greenwood who joined on September 12, 2022 Strategic Review Sub-Committee Board has the Expertise Needed to Prudently Evaluate the Merits of the Transaction Directors on the Board have led or overseen transactions comparable to this transaction in scale, complexity and industry Directors considered the transaction through various lenses to ensure a balanced assessment of alternatives, including with respect to: Shareholder value creation, the Company’s standalone growth prospects, broader healthcare industry dynamics, and corporate governance / process structure best practices The Board was extensively advised throughout by Latham & Watkins, Morgan Stanley, and Lazard on their director duties in respect of the process Board Formed a Strategic Review Sub-Committee in Line With Governance Best Practices All sub-committee members have relevant corporate transformation expertise and a distinguished track record of disciplined M&A resulting in value creation Majority of sub-committee being independent, and leveraging an operational and financial perspective, resulted in a thoughtful process Board had full oversight of the strategic review process and ultimate responsibility for key decisions Alan Hirzel, CEO Led in-house product transition, revolutionizing Abcam’s model for top-line growth & margin expansion; former Partner at Bain, led over 150 acquisition efforts for corporate & private equity clients Mark Capone Independent Director CEO of Precision Medicine Advisors; former CEO of Myriad Genetics, led transformation into one of largest global precision medicine companies (incl. 4 acquisitions totaling $1Bn+ in capital) Michael S. Baldock, CFO Former Head of Global Healthcare team and Head of Investment Banking Americas at HSBC; seasoned M&A practitioner with leader roles at Lazard, SG Warburg (now UBS) and Ondra Partners Mara Aspinall, Independent Director Partner at Illumina Ventures; Prof. of Practice at Arizona State Univ.; Fmr. CEO of Roche Tissue Diagnostics; strong transaction experience from role as former Pres. of Genzyme (sold to LabCorp for ~$1Bn) Luba Greenwood, Independent Director CEO at Kojin Therapeutics; has successfully led $5Bn+ in deals and investments across multiple therapeutic areas and life science, device, diagnostics, and tech sectors Sub-Committee Members In June 2023, Abcam’s Board of Directors resolved to form a sub-committee in connection with the Strategic Review, in line with best practices Strategic Review Process

Treatment of Awards under the Profitable Growth Incentive Plan (“PGIP”) Agreed After Price Was Finalized, Fully in Accordance with the Plan Rules Approved in 2021 12 The treatment of PGIP awards will put the participants under the PGIP in substantially the same position that they would have been had the transaction not occurred The PGIP Awards are the only long-term incentive awards made to Executive Directors since 2021 The PGIP Bonus will be subject to the same performance conditions as the PGIP awards and does not operate as an incremental award above and beyond the participant’s existing entitlements under the plan The Remuneration Committee at Abcam has consistently ensured pay outcomes are consistent with performance while setting remuneration at competitive, market rates relative to UK and US peers The PGIP Bonus is structured to support the incentivisation and retention of the relevant Abcam employees following the completion of the transaction The PGIP Bonus will remain performance-based, thereby ensuring a strong link between pay and performance up until the end of 2024 The aggregate value of any PGIP awards released following the completion of the transaction and the potential PGIP bonus paid at the end of 2024 will allow for an incentive compensation opportunity substantially the same as that which would have been available had the transaction not occurred The arrangement regarding PGIP Awards was negotiated and agreed between members of the Remuneration Committee and Danaher, and approved by the Abcam Board, in each case after the offer price of $24.00 per share and other principal terms of the Transaction had been agreed The treatment of PGIP Awards by the Remuneration Committee was fully aligned with the rules of the plan approved by shareholders in 2021, which set parameters for the treatment of awards in the event of change of control, including a pro-rata reduction for the proportion of the performance period served and an evaluation of performance up to completion of the transaction Awards for all participants in the PGIP (125 employees) will be assessed on the same basis Arrangements regarding the treatment of outstanding management incentive schemes were only discussed, negotiated and agreed separately between members of the Remuneration Committee and Danaher after the offer price and other terms of the transaction had already been agreed between the parties, in accordance with shareholder interests and proper governance process Management will not gain any advantage from the PGIP after the transaction is completed, as it is pro-rated per the shareholder approved terms of the plan and simply compensates for a plan that would have been terminated prematurely

Jonathan Milner has Sought to Confuse Shareholders with Baseless and Prejudged Accusations Rushed, Insufficiently Thorough, and Unfair Sales Process The Company carried out a thorough, competitive and comprehensive sales process, engaging 33 counterparties (including 21 strategic counterparties) across the U.S., Europe, and Asia, with multiple bidders and a process consistent with fiduciary duties All bidders had access to the same financial details, consistent with public disclosures; management further engaged with 10 parties in lengthy Q&A due diligence sessions – two parties were involved and seriously considered until the final decision The structure of the process incentivized any serious counterparty to meaningfully engage and led to four indicative offers in the first round (ranging from $19 to $23) and best and final offers ranging from $22.50 to $24 in the second round; the Board ultimately determined that Danaher’s offer provided value maximization for all shareholders, as well as a positive outcome for all stakeholders Prior to shareholder approval, any third party can put forth a superior proposal and Abcam is permitted to engage Rather than prudently evaluating the Company’s full disclosure now set out in the Scheme Circular, Jonathan Milner has sought to question the transaction and mislead shareholders since the announcement, in a blatant display of self-interest Jonathan Milner is a Superior Operator with a Cohesive Plan for Abcam Having not been involved operationally with the Company for a decade, Jonathan Milner has offered no credible plan as to the future strategy of the Company or how he intends to deliver and crystallize value for shareholders The Abcam of today is not the Abcam of Jonathan Milner’s leadership era and any strategic plan he puts forth would put shareholders at significant risk, due to his lack of capabilities to oversee Abcam following the strategic shift that Alan Hirzel and the Board implemented Unsuccessful completion of the transaction may result in significant value destruction for shareholders In addition to inherent execution risk around future performance, he has never acknowledged industry or economic headwinds crucial to understanding and operating the business Instead, he has simply criticized each step of a well-governed process, even before full details were known to shareholders Jonathan Milner’s Primary Motivation is Value and Governance Enhancement for Shareholders Adding to a lack of a plan for the business, Jonathan Milner’s vision of future governance of the Company under his leadership offers a telling and alarming insight into his true motives of regaining control In calling an EGM in May, he did not provide any details of the Board he intended to put forth to shareholders. In attempting to block the deal, he has communicated that he will independently select the future Board of the Company, including a new Chair By assembling a full “shadow” board, Jonathan Milner believes his selection and judgment of potential directors superior to shareholders’ selection and judgment of our current directors, who have repeatedly and overwhelmingly received high levels of investor support at AGMs Milner’s unelected directors are contrary to corporate governance best practices 13 Jonathan Milner’s Misleading Claims The Facts Sources: Public Filings, Company Presentations Incorrect Incorrect Incorrect Jonathan Milner’s arguments keep changing as he pivots once he is proven wrong by the facts or seemingly loses traction with shareholders

Investor Presentation | October 2023

abcam

Jonathan Milner has Sought to Confuse Shareholders with Baseless and Prejudged Accusations *(cont'd)*

Jonathan Milner's Misleading Claims	The Facts
Material Differences in Projections Between Abcam and Danaher **INCORRECT**	✓ **All interested and advanced counterparties received the same Management projections**, as disclosed in the Scheme Circular ✓ Prior to announcement of the transaction and suspension of Abcam's guidance, **Abcam's publicly issued guidance was directly informed by the Management projections** ✓ **The Board's decision was informed by Management's forecast and the resulting analysis conducted by Morgan Stanley and Lazard;** Danaher's investor relations materials had no bearing on the Board's decision. – As a result of the Board's negotiation with Danaher, the financial terms and premium Danaher agreed to pay were improved from the initial indicative $20.50 offer; the final price represents the highest price offered by any party during the process – The $24.00 per share price implies a multiple in excess of ~32x LTM EBITDA [1] [2] and represents a 39% premium to Abcam's undisturbed closing share price on 16 May 2023 [3] – The $24.00 per share offer is in excess of Lazard's fairness opinion Discounted Cash Flow Analysis Range of $18.55 to $23.90 per share and near the center of Morgan Stanley's fairness opinion Discounted Cash Flow Analysis Range of $19.15 to $30.00 per share [4]
Questionable Treatment of Awards Under PGIP **INCORRECT**	✓ **Only after the Board approved Danaher's final $24.00 offer and material terms of the transaction** did the Remuneration Committee and Danaher agreed to treatment of outstanding awards ✓ **Management will not gain any advantage from the PGIP after the transaction is completed**, as it is pro-rated per the shareholder approved terms of the plan and simply compensates for a plan that would have been terminated prematurely – Treatment of awards under the PGIP will put applicable participants in substantially the same position they would have been in, had the transaction not occurred – The PGIP bonus will promote senior executive retention and is not an incremental award beyond the existing PGIP awards ✓ Remuneration decisions are required to be made in accordance with the shareholder-approved remuneration policy
Abandonment of U.K. Focus and Roots **INCORRECT**	✓ **Importantly, Danaher has already committed to keeping Abcam's headquarters in the U.K.,** and Abcam is expected to operate as an autonomous, standalone brand within Danaher's Life Sciences segment after transaction close ✓ Plans for the Company's move to a NASDAQ listing were initiated in early 2020; Jonathan Milner supported both the U.S. IPO (as a director and shareholder) and AIM delisting (as a shareholder) that he now attacks – At the November 2022 EGM, the shareholder resolution on the AIM delisting and the **sole listing on Nasdaq was supported by 98% of all voted shares, including Dr. Milner,** who voted every share he owned in favor of these actions – To date, Cambridge, U.K. remains our HQ, largest site, and base for majority of our Executive Leadership

Jonathan Milner's arguments keep changing as he pivots once he is proven wrong by the facts or seemingly loses traction with shareholders

Sources: Public Filings, Company Presentations

Notes:

1. Aggregate Value / Adjusted LTM EBITDA multiple as of Last Twelve Months "LTM" as of 30 September 2023; calculated using the pro-rated 2022A and 2023E Adjusted EBITDA figures disclosed in the publicly filed Scheme Circular.
2. Adj. EBITDA excluding share-based compensation calculated under IFRS.
3. Undisturbed closing price of $17.23 as of 16 May 2023, 1 day before Jonathan Milner announced his intention to call an EGM of Abcam.
4. Range values rounded to the nearest $0.05 per share; see Scheme Circular for additional detail.

14

Conclusion 15 Compelling Valuation Achieved for Shareholders Danaher’s acquisition of Abcam provides substantial value for shareholders following a robust strategic review process Meaningful premia of 39% to the undisturbed share price (1), 48% to the undisturbed 30 trading day VWAP (2), and 34% to the undisturbed 52-week high closing price (3) Transaction multiple in excess of ~32x LTM EBITDA (4) (5) is a significant premium to comparable transactions, demonstrating external validation of Abcam’s successful transformation The $24.00 per share offer is in excess of Lazard's fairness opinion Discounted Cash Flow Analysis Range of $18.55 to $23.90 per share and near the center of Morgan Stanley's fairness opinion Discounted Cash Flow Analysis Range of $19.15 to $30.00 per share (6) – these analyses were conducted based on Management’s forecast and growth expectations Danaher's final offer price is above the high-end of the implied per share value of Abcam's equity in 7 of 8 different valuation analyses conducted by Morgan Stanley and Lazard On closing, the transaction will deliver significant, certain, and immediate shareholder value through cash consideration, while yielding an excellent outcome for employees and customers The Board took into consideration the risks of achieving management’s projections, especially in light of the challenging macro economic conditions and the headwinds facing the Life Science Tools industry, which makes the certainty of the cash consideration, plus the materiality of the premium, even more compelling Jonathan Milner’s prejudged opinion and actions threaten a compelling deal, could present prolonged uncertainty for Abcam, and will likely destroy shareholder value Jonathan Milner has provided no consistent reason for his objections about the transaction and no data that supports his conclusions, nor did he wait to review information in the circular, which reveals substantial details on how the market currently values Abcam He has never acknowledged the industry or economic headwinds crucial to understanding and operating the business and his oversight may represent material risk to shareholders Jonathan Milner has been seeking effective control of Abcam since May 2023, when he launched a hastily constructed campaign to become Executive Chairman While an accomplished scientist and small company entrepreneur, Jonathan Milner lacks the required skills and strategic plan to lead a Company with the scale of Abcam’s current operations; his arguments continue to change as he pivots once he is proven wrong by the facts or seemingly loses traction with shareholders Building on his first campaign, Jonathan Milner’s latest actions reflect a founder seeking justification to regain control of Abcam without a premium at the expense of Abcam’s shareholders Jonathan Milner previously rejected Abcam’s offer of joining as a Non-Executive Director, highlighting that his focus is aligned with his own interests and not the interests of shareholders Jonathan Milner is attempting to take control of Abcam as CEO and simultaneously escape oversight via a handpicked “shadow board”, without detailing the new plan he’s seeking to deploy He has promised to review various items post-appointment, and only then formulate a plan – an alarming sign for shareholders, underscoring how far-removed from Abcam Jonathan Milner has become, after having not been operationally involved in Abcam for nearly a decade and having never overseen Abcam at its current scale Jonathan Milner did not submit an offer for the Company (or indicate a willingness to purchase), highlighting his lack of conviction and determined motive to side-step a fair market process Jonathan Milner’s Campaign is Unnecessary, Prejudged, and Not in the Best Interest of Shareholders Optimal Outcome for all Abcam Stakeholders Danaher has affirmed its commitment to the U.K. and maintaining Abcam’s current geographic presence and Cambridge, U.K. headquarters Danaher already has a significant presence in the U.K., with 5,500 associates currently employed in the country Danaher’s commitment to expanding its U.K. operations and maintaining Abcam’s Cambridge presence ensures an optimal outcome for employees and other U.K. stakeholders Throughout the process, Danaher’s commitment to the transaction showed a sincere interest in Abcam’s employees, customers, and the scientific community After the acquisition, Abcam will continue as a standalone operating company and brand within Danaher’s Life Sciences segment Thorough and Competitive Process Overseen by a Board with Extensive Transactional, Financial and Industry Expertise Transaction is the result of a strong, competitive, and fair sales process with multiple competing bidders Exhaustive 10-week process, including engagement with over 30 potential counterparties, including 21 corporates and 12 sponsors across the U.S., Europe, and Asia All interested parties were given full and fair consideration and equal information at each stage of the process; no parties were excluded based on anti-trust concerns (only on value grounds) Abcam received multiple bids to acquire the Company, rejected bids it deemed inadequate, and successfully structured a competitive process that induced an offer increase Abcam’s Directors have remained focused and are unwavering in their commitment to facilitating a productive process that prioritizes shareholders’ best interests Experienced Board with significant M&A and healthcare industry expertise is well-equipped to provide robust oversight of the transaction Meaningful Board engagement throughout the strategic review, with 5 full Board meetings and 6 dedicated Strategic Review sub-committee meetings during the process Leading analysts are supportive of the transaction when considering the thoroughness of the strategic review process, as well as the material standalone execution risk Sources: Capital IQ as of 22 September 2023, Company information Notes: Undisturbed closing price of $17.23 as of 16 May 2023, 1 day before Jonathan Milner announced his intention to call an EGM of Abcam. Volume Weighted Average Price of $16.21 for the 30 trading day period to 16 May 2023. 52-week closing price high of $17.90 before 16 May 2023. Aggregate Value / Adjusted LTM EBITDA multiple as of Last Twelve Months “LTM” as of 30 September 2023; calculated using the pro-rated 2022A and 2023E Adjusted EBITDA figures disclosed in the publicly filed Scheme Circular. Adj. EBITDA excluding share-based compensation calculated under IFRS. Range values rounded to the nearest $0.05 per share; see Scheme Circular for additional detail.

Abcam’s Board Recommends a Vote “For” the Transaction 16 Highest certainty at compelling valuation with a commitment to the UK Abcam’s Board considers the terms of the Transaction fair and reasonable and in the best interest of its shareholders, and unanimously recommends that Abcam’s Shareholders vote in favour of the Transaction. Abcam ADS Holders who have any questions or require any assistance in submitting their voting instructions, should contact the Company’s proxy solicitor, Morrow Sodali, by calling (800) 662-5200 (toll-free in North America) or at + 1 (203) 658-9400 or by email at ABCM@info.morrowsodali.com. Abcam Shareholders who have any questions or require any assistance in submitting their proxy appointment, should contact the Company’s registrars, Equiniti, by calling +44 (0) 371 384 2050. Lines are open 8.30 a.m. to 5.30 p.m. (U.K. Time), Monday to Friday, excluding public holidays in England and Wales.

17 Abcam plc Discovery Drive Cambridge Biomedical Campus Cambridge CB2 0AX UK